Exhibit 4.7

भारतीय गैर न्यायिक

एक सौ रुपये **Rs. 100**

रु. 100 ONE HUNDRED RUPEES

सत्यमेव जयते

भारत INDIA

INDIA NON JUDICIAL

महाराष्ट्र MAHARASHTRA

15 NOV 2007

Proper Officer

AU 771822

TATA SONS LIMITED

4 DEC 2007

Shri P. N. Chinchghare

TATA BRAND EQUITY & BUSINESS PROMOTION AGREEMENT

THIS AGREEMENT is made the 4th day of December 2007, BETWEEN

TATA SONS LIMITED, a Company incorporated under the Indian Companies Act VII of 1913 and having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (hereinafter called "the Proprietor") of the First Part

and

Videsh Sanchar Nigam Limited (proposed to be renamed as Tata Communications Limited), a Company incorporated under the laws of India and having its registered office at Videsh Sanchar Bhavan, M.G. road, Mumbai 400 001 hereinafter called "the Subscriber") of the Other Part :

1

WHEREAS the new competitive environment created by the liberalisation and globalisation of trade and industry has resulted in a radical transformation of the business scene and it has become imperative for individual Tata companies, wherever and to the extent possible, to pool their resources and make a cooperative effort to promote a unified common TATA brand which, collectively, would match the Brand Equity of well-known international brand names;

AND WHEREAS there is immense goodwill and brand awareness attached to the TATA name/mark which the Proprietor proposes to further systematically develop, promote and enhance in order to provide the collective strength of Tatas to the businesses of individual Tata companies and add value to their businesses as well as legally protect the TATA Brand;

AND WHEREAS a Scheme known as the ‘TATA Brand Equity & Business Promotion Scheme’ (hereinafter referred to as ‘the Scheme’) has been drawn up by the Proprietor with the above-mentioned objectives and under the Scheme the Proprietor has agreed to initiate certain measures and undertake specific obligations and responsibilities as more particularly set out hereinafter;

AND WHEREAS the Proprietor has, as part of the measures envisaged under the Scheme, drawn up a Code of Conduct (hereinafter referred to as ‘the Code’) to be followed in all its dealings by any company associating itself or continuing to associate itself with the TATA name in order to enhance and preserve the TATA Brand Equity;

AND WHEREAS the Subscriber wishes to subscribe to the Scheme and use and associate itself with the TATA name, Marks and Marketing indicia in respect of the Subscriber’s products and services or Other Use, as applicable, and comply with the Code;

AND WHEREAS the Proprietor is agreeable to the grant of and the Subscriber is agreeable to accept a subscription to the Scheme on the terms and conditions hereafter set out:

Now THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, the parties hereto hereby covenant agree and declare as follows:

1	Interpretation and Definition

1.1 In this Agreement unless the context otherwise admits the following terms shall have the following meanings:

“Affiliate”: Any company which has subscribed to a similar Agreement and would include subsidiaries of the Proprietor, Subscriber or any other Subscriber to a similar Agreement and companies in which the Proprietor and/or the Subscriber and/or Subscribers to a similar Agreement, together with their subsidiaries, hold in the aggregate at least 15% of the Equity Capital or companies in which the TATA shareholding represents the largest Indian holding apart from the holdings of financial institutions/mutual funds.

“Annual Net Income”: Net income exclusive of excise duty, governmental taxes (not being taxes levied on profits) and non-operating income of the financial year in which the Use occurs; (for the purpose of computation of net income the proportion of income which is derived from the sale of products/services such as the bulk commodity kind will be eligible to invite a multiple of 0.75).

“Annual Profit Before Tax”: Profit after interest and depreciation but before Income tax of the financial year in which the Use occurs;

“Business Name”: The word TATA used whether as part of the corporate name of the Subscriber or to brand the products and/or services of the Subscriber or to represent the Subscriber’s association with the TATA group in any other manner.

“Code”: The TATA Code of Conduct adopted by the Subscriber.

“Group/group”: All subscribers to the Scheme, collectively.

“Major Campaigns”: Major communications and/or publicity and/or advertising exercises and campaigns including but not limited to those conducted through media, mail shots, sponsorships, community affairs programmes, surveys, leaflets and all other form of advertising;

“Marketing Indicia”: Certain trading names, logos, advertising slogans and images, colour schemes, styles of labelling, emblems and other manifestations characteristic of the TATA brand to be developed by the Proprietor for use by the Subscribers to this and similar Agreements;

“Marks/the Marks”: The Marks set out in the Schedule hereto and developed/to be newly developed either as a trademark under the Trade and Merchandise Marks Act, 1958 or as a ‘work’ under the Copyright Act, 1957 and owned, registered/to be registered in the name of the Proprietor for use by the Subscribers to this and similar Agreements as set out in the Schedule hereto;

“Media”: All manner of mass communication including but not limited to radio, television, satellite and other telecommunication modes, newspapers, magazines, journals and advertising hoardings irrespective of the method of transmission of the communicated material;

“Other Use”: Use of Business Name and Marketing Indicia other than in the sale and promotion of Products and Services such as obtaining finance, recruitment, joint venture negotiations, negotiations with government institutions and any activity which benefits the business or business conduct of the Subscriber;

“Period/the period”: The financial year beginning April;

“Products and Services”: The products / services of the Subscriber;

“Promote/Promoting the interest”: Shall include enforcing the mark or symbol developed, adopted and used by the Proprietor against third parties, either in a civil or in a criminal action;

“Protect/Protection”: Shall include the creation and development of a mark or a symbol (which may or may not incorporate the word TATA) by the Proprietor in pursuance of this Agreement to project the group image and further includes the registration of such mark either as a trademark under the Trade and Merchandise Marks Act, 1958 or as a ‘work’ under the Copyright Act, 1957. These expressions shall further include filing opposition(s) to third party conflicting application(s) and rectification(s) against conflicting registration(s). It shall also mean to prosecute, defend and enter into legal proceedings in any territory of the world in defense of the interests of the Subscriber companies and to collect and disseminate statistical and other information relating to the TATA Marks or to the collective reputation of the Subscriber companies or any other information likely to be useful to its members.

“Satisfactory Quality”: Has the meaning ascribed to it in sub-section 16 of the Sale of Goods Act, 1930;

“Territory”: World-wide;

“the Scheme”: The TATA Brand Equity & Business Promotion Scheme formulated by the Proprietor;

“Working Day”: A day on which banks are open for business in Mumbai;

1.2 Words importing the singular shall include the plural and vice versa; words importing the male gender shall include the female gender and vice versa and words importing a person shall include a company or corporation and vice versa;

1.3 The headings in this Agreement are included for convenience only and shall be ignored in construing the same.

1.4 References herein to Clauses and Sub-clauses shall unless otherwise specified be construed as references to Clauses and Sub-clauses of this Agreement.

2	Obligations and Responsibilities of the Proprietor

2.1 The Proprietor shall have the following obligations and responsibilities:

a) to protect and promote the collective image and goodwill of the Group and prevent any mark or symbol developed and owned by the Proprietor from being usurped and/or diluted in any way and to this end, the Subscriber hereby authorises the Proprietor to act on its behalf to the extent necessary;

b) to organise periodically, as may be deemed necessary, corporate identity and brand promotional activities and campaigns through various media including electronic/telecommunication/satellite communication media (e.g.TATA Website) etc., printing and publishing of promotional material and such other activities as, in the opinion of the Board of Directors of the Proprietor company, will enhance the TATA Brand Equity and correspondingly benefit the business of the Subscriber;

c) to co-ordinate major campaigns involving the promotion and development of the Business Name, Marks and Marketing Indicia;

d) to engage the services of specialist agencies both National and International as the need may be to energise and enhance the overall TATA Brand Equity which eventually could result in a greater market share for the products and services of the Subscriber and help in the preservation and vindication of the trust and confidence reposed by customers, business associates, stakeholders and the society in general;

e) to engage professional consultants for conducting industry/organisational studies/research for the formulation of Group business strategies and policies that would assist the subscribing companies to emerge as business leaders in the evolving markets;

f) for the attainment of the overall objectives of the TATA Brand Equity & Business Promotion Scheme and interacting closely with the participating Tata companies in a centrally co-ordinated manner, engage and set up a team of senior personnel and/or advisors/consultants and/or specialist firms as well as provide them with the necessary supporting staff and facilities to perform their functions;

g) to take steps to make available a pool of sharable resources of the Tata Group including managerial talent trained in TATA values to the Subscriber;

h) to provide necessary guidance to the Subscriber in order to ensure uniformity in the application of the Group policies relating to good business practices;

i) to adopt the JRD Quality Value and/or other such process as a means to appraise the performance of the Subscriber in various areas of its activity and to guide and assist the Subscriber in the attainment of higher standards of quality of its products, services and management;

j) to provide such support and assistance to the Subscriber as the Board of Directors of the Proprietor company may consider necessary in certain circumstances including securing the support of Group companies to the extent and in a manner permissible under the prevalent laws;

k) to encourage support to the Subscriber’s business from Group companies subject to the availability of products and services of a desirable quality at competitive rates;

l) to undertake activities which in the opinion of the Board of Directors of the Proprietor company are essential for the purposes of promoting, developing, maintaining, managing and legally protecting the Business Name, the Marks and the Marketing Indicia in India and abroad and thereby endeavour to promote the business of the Subscriber to achieve greater profitability and enhancement of stakeholder value;

m) to undertake measures to preserve the stability of the management of the Subscriber in order to protect the larger interests of its stakeholders.

n) to provide resources for availing services in the areas of-

1. Financial and Strategic Management;

2. Legal and Economic matters;

3. Management Development and Human Resources;

4. Corporate Communications;

5. Community Services;

o) for the purposes of promoting the business of the Subscriber, to provide assistance in accessing the network of domestic and international business contacts and availing the services of the domestic and overseas offices of the Proprietor and the Group companies ;

p) to institutionalise mechanisms to share and propagate best management practices amongst the Subscribing companies ;

q) to manage and supervise the implementation of the Scheme and ensure compliance with the terms of this Agreement and the Code.

3	Grant

3.1 The Proprietor hereby grants to the Subscriber for the term and subject to the conditions of this Agreement a personal but non-exclusive and non-assignable subscription to use the Business Name, the Marketing Indicia and, at the sole option of the Proprietor, the Subscriber shall have a right to enter into a separate Registered User’s/Licence Agreement for the use of the Marks in relation to its products and/or services in the Territory and/or Other Use in relation to the Subscriber’s business in the manner and to the extent set out in Clause 12 of this Agreement. The Subscriber entitled to use any mark or symbol newly developed by the Proprietor for projecting the Group image shall always adhere to the Code and further assist the Proprietor in protecting and enforcing the said mark or symbol;

3.2 Nothing in this Agreement shall entitle the Subscriber to grant any sub-subscription to any other party. If the Subscriber wishes any other company, including but not limited to any Affiliate, subsidiary or service supplier, not a party hereto, to be permitted to use any of the said Business Name, Marks and Marketing Indicia the Subscriber or such Affiliate, subsidiary or service supplier may apply to the Proprietor to grant a subscription direct to such party subject to such terms as the Proprietor may deem appropriate.

4	Use of the Business Name, Marks and Marketing Indicia

4.1 (a) The Subscriber shall use the Business Name and Marketing indicia and, where applicable, the Marks, upon or in relation to the Products and Services and Other Use only in such manner that the distinctiveness, reputation or validity of the Business Name, Marks and the Marketing Indicia or any of them shall not be impaired.

(b) For the purposes of sub-clause 4.1 (a) the Subscriber shall on request of the Proprietor comply with the reasonable requirements of the Proprietor as to the form, manner, scale and context of use of the Business Name, Marks and the Marketing Indicia and of the statements to accompany any of the same.

4.2 The Subscriber shall not conduct without the prior written consent of the Proprietor the whole or any part of its business under a business name or trading style which incorporates any of the Business Name, Marks or Marketing Indicia other than as provided for in this Agreement or which otherwise in the opinion of the Proprietor might impair the validity, reputation or distinctiveness of the Business Name, Marks and the Marketing Indicia.

4.3 The Subscriber shall use and display any of the Business Name, Marks or Marketing Indicia in relation to any other name(s), mark, or indicia owned by any third-party or parties (including the Subscriber or any shareholder of the Subscriber or any Affiliate of a shareholder of the Subscriber) only as approved by the Proprietor. Any change in such use or display shall require the prior written consent of the Proprietor.

4.4 The Subscriber shall not use without the prior written consent of the Proprietor the Business Name, Marks or Marketing Indicia so as to suggest that any two (or more) names, trademarks or items of marketing indicia constitute a single or composite name, trademark or marketing indicia or are under the same proprietorship.

5	Control of Use of the Marks and Marketing Indicia

5.1 In order to maximise the impact and benefit to both parties of the subject matter of this subscription -

(a) the Subscriber shall supply the Proprietor with detailed Major Campaign schedules which involve the Business Name, Marks or Marketing Indicia as soon as these are known and agreed internally by the Subscriber;

(b) the Proprietor shall supply the Subscriber with information similar to that referred to in sub-clause 5.1 (a) in relation to Major Campaign schedules sponsored by the Proprietor relating to the business of the Subscriber in the Territory.

In order not to clash in their respective communications efforts each party shall keep the other informed in good time of any changes to such schedules. If it is found that there is any clash in content or timing of any Major Campaign, the parties shall consult together with a view to revising such content or timing in a manner satisfactory to each. If agreement is not reached within a reasonable time, the Proprietor’s decision as to the action to be taken by each party shall be final and the Subscriber shall abide by it but neither party shall be required to pay any compensation or reimbursement of expenses to the other in relation to such decision.

5.2 The Subscriber shall adopt the guidelines and codes relating to visual standards, advertising standards and such other printed material as may from time to time become available and be considered by the Proprietor to be useful or necessary. If there is a conflict or inconsistency between the manuals and this Agreement the terms of this Agreement shall prevail.

5.3 The Subscriber shall comply strictly with the principles and rules laid down in the manuals, the codes and material supplied thereunder as the same may from time to time be updated, amended or reissued. In providing updated, amended or reissued manuals and materials, the Proprietor shall give the Subscriber reasonable notice in advance of the dates from which such updates, amendments or reissues should be used.

5.4 In the event of conflict or doubt as to the meaning or exact requirements of any part of any of the manuals, the codes and material supplied thereunder, the Subscriber shall seek guidance in writing from the Proprietor. The Subscriber may also submit any draft material in which the Business Name, Marks or Marketing Indicia are used, which the Subscriber is not required under Clause 5 to submit to the Proprietor, for advice or approval.

5.5 The Subscriber shall submit to the Proprietor for approval copies of all Concept Boards/Treatments and Story Boards in respect of all Major Campaigns involving the Business Name, Marks or Marketing Indicia. The Proprietor shall within 10 Working Days of receipt of any such Story Boards advise the Subscriber in writing whether approval is given. If full approval is not given the Proprietor shall specify the grounds for withholding approval and shall indicate what remedial steps it considers necessary.

5.6 Where the Subscriber is required other than under sub-clause 5.5 to submit or otherwise does submit material for advice or approval to the Proprietor, the Proprietor shall within 15 Working Days of receipt of any such submission provide advice or as the case may be advise the Subscriber in writing whether approval is given. If full approval is not given the Proprietor shall specify the grounds for withholding approval and shall indicate what remedial steps it considers necessary.

5.7 In the case of submissions pursuant to sub-clause 5.5 and for the purposes of sub-clause 5.6 if no written response is forthcoming from the Proprietor to the Subscriber by the stipulated time, the Subscriber shall give written notice to such effect to the Proprietor following receipt of which the Proprietor shall respond within 3 Working Days failing which the Subscriber shall be released from its obligation to obtain approval in relation to the individual submission or request in question.

5.8 For the avoidance of doubt, the provisions of Clause 5 relating to liaison and submissions, requests and approvals are intended to secure best results from the benefit of the subscription granted hereunder and nothing in Clause 5 is intended to cause or have as its effect a restriction on either party’s ability in its general commercial activities in achieving its individual advertising and market penetration goals.

6	Quality and Standards

6.1 The Subscriber shall at all times ensure that the Products are produced, sold or otherwise disposed of, supplied, used and maintained and that the Services are provided by or for the Subscriber in accordance and full compliance with all licences, permits, legislations, registrations, regulations, restrictions, standards and codes applicable in the Territory under which the Subscriber or as the case may be its Affiliates, its suppliers, its contractors, sub-contractors or its or their employees or its or their agents are or may be lawfully required to operate in relation to the production, sale, supply, disposition, use and maintenance of the Products and the provision of the Services as any of the same may be in force or applicable from time to time during the term of this Agreement.

6.2 Where there is no licence, permit, legislation, registration, regulation, restriction, code or standard applicable, the Subscriber shall ensure that Products are produced, sold or otherwise disposed of, supplied, used and maintained, at a standard at least equivalent to Satisfactory Quality and that Services are provided in accordance with good industry practice.

6.3 In all cases the Subscriber shall ensure that the production, sale, supply, disposition and use of all Products and the provision of all Services is carried out in compliance with all relevant legislation and regulations relating to health and safety and protection of the environment.

7	Proprietor Access

7.1 Without imputing any liability to the Proprietor or any of its Affiliates, the Subscriber shall permit the persons authorised by the Proprietor at all reasonable times to enter the premises of the Subscriber for the purpose of verifying the standards of quality of the Products and Services upon or in relation to which the Business Name, Marks or Marketing Indicia are being used as well as their compliance with the Code, and shall at the request of the Proprietor furnish at the Subscriber’s expense for inspection and analysis such samples of the Products or Services and Other Use and evidence of their compliance with the Code as may reasonably be requested. The Subscriber shall procure for itself identical rights of access to the premises of any of its customers, contractors, sub-contractors or service suppliers for the purpose of verifying the standards of quality of any of the Products being produced or supplied or any of the Services being provided for or on behalf of the Subscriber by that contractor, sub-contractor or service supplier and to be furnished with such samples of the Products or Services for inspection and analysis and evidence of their compliance with the Code as may reasonably be requested. Where necessary the Subscriber shall also endeavour to procure reasonable access for the Proprietor to the premises of the contractors, sub-contractors or service suppliers for the purpose of verifying the use of the Business Name, Marks and/or Marketing Indicia as permitted and of their compliance with the Code.

7.2 The Subscriber shall, upon the Proprietor’s request, provide to the Proprietor examples of any item supplied by or on behalf of the Subscriber and of Other Use which bear or relate to the Business Name, Marks and/or Marketing Indicia.

7.3 The Subscriber shall, upon the Proprietor’s request, provide to the Proprietor examples and evidence of the Subscriber’s and or its contractor’s or sub-contractor’s compliance with the Code.

8	Product Liability and Indemnity

8.1 Notwithstanding the provisions of Clause 2 and notwithstanding any approval or agreement by the Proprietor pursuant to Clause 3.1:-

(a) all conditions, warranties, statements, liabilities and guarantees whether statutory or otherwise as or relating to the suitability, merchantability, Satisfactory Quality and performance ability of the Products and Services are the responsibility solely of the Subscriber and in no circumstances whatsoever shall the Proprietor be liable in contract, tort or otherwise for any costs, expenses, liabilities, damages or losses including any consequential losses or any special losses whether any of the same shall be direct or indirect that may be suffered by the Subscriber or by any third party, howsoever caused; and

(b) the Proprietor shall not be liable in contract, tort or otherwise in respect of the production, processing, use, sale or other disposition of the Products or any non-compliance with the provisions of Clause 6 and accordingly the Subscriber shall indemnify and keep the Proprietor indemnified in respect of all costs, liabilities, damages, losses, claims and expenses which may be incurred or suffered by the Subscriber or by any third parties, in tort or otherwise, and arising in any way out of the manufacture, use, sale or other disposition of the Products and Services and Other Use.

8.2 The Subscriber shall be exclusively responsible for the technical and commercial operation of the production or processing of the Products and provision of the Services and for all Products and Services sold or supplied by or on behalf of the Subscriber.

9	Tata Code of Conduct

9.1 The Subscriber acknowledges that the grant of a subscription by virtue of these presents to the use of the Business Name, Marks and Marketing Indicia is circumscribed by the provisions of the Code, adherence to which is a sine qua non to the continued derivation of benefits of the TATA brand affiliation. The Subscriber therefore undertakes to conduct its business affairs at all times by following in letter and spirit the Code. The Subscriber agrees to take immediate steps to make all its employees aware of the Code, obtain their commitment and ensure their adherence to the Code. The Subscriber shall also create the climate and provide opportunities for the voicing of genuinely held concerns about behaviour or decisions that are perceived to be in contravention of the Code to enable remedial action to be taken.

9.2 The Subscriber undertakes to provide the Proprietor relevant information and access to its premises, properties and records at all times to verify that the provisions of the Code are fully honoured. The Subscriber further undertakes to ensure that remedial action is taken within a reasonable time upon any violation coming to its notice or upon being pointed out by the Proprietor.

9.3 In case the Subscriber is a joint venture company, the application and implementation of the Code may be governed by an agreement between the joint venture partners. Unless an alternate or a stricter provision is incorporated in such an agreement all the provisions of the Code will apply without exception.

10	Acknowledgement of Rights

10.1 The Subscriber hereby acknowledges that the Proprietor is the sole and rightful owner of the Business Name, Marks and the Marketing Indicia and agrees that during the continuance of this Agreement the Subscriber will not claim any rights in or to the Business Name, the Marks and the Marketing Indicia, other than the permission to use them as specifically provided herein and further that both during the continuation and after the termination of this Agreement the Subscriber will not dispute nor assist others to dispute the validity or ownership of the Business Name, the Marks and the Marketing Indicia in relation to any goods or services or Other Use whatsoever or wheresoever.

10.2 The Subscriber further agrees that all lawful use of the Business Name, the Marks and the Marketing Indicia by the Subscriber shall inure to the benefit of the Proprietor and that the Subscriber shall, during or after the continuance of this Agreement, execute such assignments, assurances or other documents as shall reasonably be required by the Proprietor to give effect to the provisions of this paragraph.

10.3 Copyright in all manuals, codes, materials, statements and information supplied to the Subscriber under this Agreement by the Proprietor shall remain throughout in the ownership of the Proprietor.

11	Procedure in case of potential infringement

11.1 Upon becoming aware of:

(a) any infringement or suspected infringement of any of the Business Name, the Marks, the Marketing Indicia; or

(b) any application for or registration of a trademark which the Subscriber believes should be opposed or cancelled on the grounds of interference (actual or potential) with any rights in and to any of the Business Name, the Marks or the Marketing Indicia; or

(c) any matter or circumstance of whatsoever nature which in the opinion of the Subscriber might affect the interests of the Proprietor or the Subscriber in the Business Name, the Marks or the Marketing Indicia,

the Subscriber shall forthwith notify the Proprietor but the Subscriber shall not institute any action or proceeding for infringement, cancellation or otherwise take any steps unless specifically requested or agreed to by the Proprietor.

11.2 If in any case (whether pursuant to a notification under Sub-clause 11.1 or otherwise) the Proprietor shall desire to institute any action or proceeding or take any other step for the protection of any of the Business Name, the Marks or Marketing Indicia in relation to the use covered by this Agreement, the Subscriber shall if so requested by the Proprietor join with the Proprietor in all and any action and proceeding and step which the Proprietor shall in its sole discretion determine to take and shall render to the Proprietor such assistance as the Proprietor may require.

11.3 All costs and expenses in any action or proceeding or other step pursuant to this Clause 11 shall be borne between the parties as the parties from time to time agree.

12.	Subscription

12.1 In consideration of the obligations and responsibilities undertaken by the Proprietor pursuant to Clause 2 hereof and the authorisation granted to the Subscriber under Clause 3 hereof, the Subscriber will, during the currency of this Agreement, pay or procure to be paid to the Proprietor a subscription at the rate of 0.25% percent of the Annual Net Income in such manner as may be directed by the Proprietor.

12.2 Notwithstanding anything contained in Clause 12.1 the maximum subscription payable shall not exceed 5 percent of the Subscriber’s Annual Profit Before Tax.

12.3 The Proprietor shall have the right to waive the subscription and the waiving of the subscription by the Proprietor shall be made by written notice from the Proprietor to the Subscriber and shall represent an additional document to this Agreement. A waiver of the subscription shall not affect the validity of any Clause of this Agreement and shall not represent a waiver of any rights of the Proprietor under this Agreement.

12.4 No subscription will be payable in the following situations only so long as the said situation subsists -

(a) the Subscriber is a joint venture company and it has been granted by the non-TATA joint venture partner, which does not use the Business Name, Marks or Marketing Indicia of the Proprietor, an authorisation for the use of the business name, trademarks or marketing indicia of the joint venture partner without being charged a fee or the equivalent of such payment; or

(b) the Subscriber’s business becoming unprofitable.

However, in both the aforesaid cases, the Subscriber will remain bound by all the other obligations under this Agreement.

12.5 No change in the Use by the Subscriber will be permitted unless prior approval is obtained from the Proprietor. The change in the Use by the Subscriber to be approved by the Proprietor will be accompanied by a change in the categorisation of the subscriber and the subscription payable. Any change in the Use authorised by the Proprietor shall be subject to the provisions of Clause 4.

12.6 The Proprietor shall have the right to review from time to time, if necessary, in order to fulfil its obligations and responsibilities under Clause 2, the subscriptions outlined in Clause 12.1 of this Agreement.

12.7 The Subscriber shall, along with the remittance of the subscription, payable at par at Mumbai or in such manner as may be directed by the Proprietor, render to the Proprietor the Statement of Computation of the Annual Net Income and Annual Profit Before Tax signed by a duly authorised representative of the Subscriber. Such Statement shall be delivered to the Proprietor along with the payment of the subscription due.

12.8 If the Proprietor so requests, the Subscriber shall, within 30 days of such request, provide the Proprietor with such additional information and documentation as will enable the Proprietor or an independent auditor appointed by the Proprietor to confirm the contents of the Statement referred to above. The Subscriber shall remit any further sums which may be determined to be payable by the Subscriber.

12.9 The Subscriber shall at all times during the currency of this Agreement, keep true and accurate records and particulars of the operations conducted by the Subscriber which may be material for the purpose of determining the sums due to the Proprietor hereunder and the said records and particulars shall be open during normal business hours to inspection by a representative or an independent auditor appointed by the Proprietor upon the Proprietor giving reasonable notice to the Subscriber and such representative shall be free to make copies or extracts from such records insofar as such copies or extracts are relevant to the determination of the sums due to the Proprietor hereunder.

12.10 Insofar as any governmental or other relevant authorities in the Territory shall require the Subscriber to deduct tax from any payments due to the Proprietor under this Agreement, the Proprietor hereby gives its consent to such deduction and the Subscriber undertakes to make payment of such tax to the relevant authorities; provided, however, that both parties to this Agreement shall use their best endeavours to secure maximum relief or exemption from any such tax in accordance with the provisions of any applicable double taxation treaty between the Republic of India and the Territory in respect of all payments made under this Agreement. In the event that any payment of tax is made by the Subscriber pursuant to this Clause the Subscriber shall promptly send to the Proprietor the appropriate Certificate of deduction of tax and all other supporting documentation.

13	Duration and Termination provisions

13.1 The Commencement Date of the subscription granted under this Agreement shall be December 1, 2007 and it shall, subject to the provisions for earlier termination provided for in this Agreement, continue in force until terminated by either party.

13.2 The Subscription granted under this Agreement may be terminated as follows:

(a) by written agreement between the parties; or

(b) by the Proprietor on six months notice in writing for reasons to be recorded; or

(c) forthwith, by the Proprietor, if the Subscriber commits a breach of any of the provisions of this Agreement and fails to rectify the same within thirty days of receiving written notification of such breach from the Proprietor.

13.3 The Proprietor shall have the right to terminate the subscription granted under this Agreement immediately upon the happening of any one or more of the following events occurring or coming to the attention of the Proprietor:

(a) failure of the Subscriber to obtain the permission of the Proprietor for changes in the Use according to Clauses 4.3 and 12.5;

(b) failure of the Subscriber to make due payments according to Clause 12;

(c) failure of the Subscriber to secure and maintain the necessary consents from its shareholders to undertake the business for which this subscription is granted;

(d) failure of the Subscriber to secure and maintain necessary operating licences from the Government of the Territory;

(e) the introduction of any legislation or regulation compulsorily transferring or otherwise depriving the shareholders of the Subscriber or any of them of any of their shares in the Subscriber;

(f) the Subscriber disposing of or being deprived of its business or a substantial part thereof;

(g) the Subscriber going into liquidation (other than a voluntary liquidation for the purpose of reconstruction or amalgamation the terms of which have been agreed to in writing by the Proprietor) or becoming party to any merger or consolidation as a result of which their rights under this Agreement would pass to any other person firm or corporation (other than a reconstruction, amalgamation, merger or consolidation the terms of which have been agreed to in writing by the Proprietor);

(h) if the Proprietor and/or Subscribers to a similar Agreement and their affiliates cease to hold in the aggregate at least 15% of the Equity Capital of the Subscriber;

(i) if the business of the Subscriber continues to be unprofitable for three consecutive years as a result of which no subscription is paid during that period.

In the event of termination under sub-clauses (c) or (d) above the Subscriber shall pay to the Proprietor a single fixed sum by way of liquidated damages calculated as equal to the Proprietor’s costs in preparation of and for the operation of this Agreement.

13.4 If at any time it should come to the Proprietor’s attention that any of the Business Name, Marks or Marketing Indicia are not in use by the Subscriber as envisaged hereunder and such non-use continues or has continued for a total period of 180 days, the subscription granted hereunder in respect of the Business Name, Marks, or Marketing Indicia whichever is the subject of such non-use may be forthwith revoked by the Proprietor on written notice to the Subscriber to such effect and all rights granted hereunder in relation thereto shall thereupon immediately revert to the Proprietor.

13.5 Termination of this Agreement under any of the provisions of Clause 13 shall be subject to the provisions of Clauses 10 and 13 hereof.

13.6 The provisions of Clauses 10, 13 and 16 shall survive any termination of this Agreement and/or any revocation pursuant to Clause 13.4.

14	Post Termination

Upon termination of this Agreement in any manner whatsoever the Subscriber:

(a) shall neither use or assist others to use any of the Business Name, the Marks or the Marketing Indicia nor any other mark, word or words (including any translation of any of the Business Name, the Marks or the Marketing Indicia) which in the opinion of the Proprietor might be confused therewith, either-

(i) as a trademark in relation to any goods or service or other use whatsoever; or

(ii) as the style or name (or as part of the style or name) of any firm, partnership or corporation or otherwise; or

(iii) as a descriptive or generic term, including the use of such trade mark or such style or name on or in relation to packages, labels, advertising and other materials;

and

(b) shall ensure the immediate payment of all outstanding subscription due pursuant to Clause 12 prior to termination and in respect of any stocks of the Products and Services existing at the time of termination which the Proprietor may decide to authorise the Subscriber to dispose of after termination.

15	Variation

Subject to Clause 18.1 hereof the parties may at any time by express agreement add to, delete or amend the contents of this Agreement.

16	Confidentiality

16.1 It is acknowledged by both parties that the existence (as distinct from the content) of this Agreement once executed will be regarded as being in the public domain.

16.2 The parties hereto shall keep secret and confidential and not disclose to any third party the contents of this Agreement and all business information acquired thereunder and shall procure that their Affiliates and shareholders and the officers, employees agents and professional advisors or any of them observe this confidentiality obligation.

16.3 The Subscriber shall keep secret and confidential all information relating to marketing plans, strategies and information of and/or belonging to the Proprietor, or any of their Affiliates and shall not disclose any such information howsoever or whensoever acquired and irrespective of the form such information may be in, to any third party including but not limited to its shareholders and shall ensure that such information is only disclosed to such of its employees as reasonably require such information in the proper course of their work.

16.4	The obligations of confidentiality in this Clause 16 shall not apply to information which is -

(a) in the public domain or hereafter becomes so through no breach of this Agreement; or

(b) is in the possession of the Subscriber at the date hereof and is not subject to other obligations of confidentiality; or

(c) is lawfully acquired from a third party with the right to make disclosure.

16.5 Notwithstanding the provisions of this Clause 16, information subject to this Clause 16 may be disclosed:

(a) with and subject to the prior written consent of the owner of such information; or

(b) as properly required by law or judicial process; or

(c) to auditors and professional advisers,

ALWAYS PROVIDED that such disclosures are as far as practicable made under similar obligations of confidentiality as are contained herein.

16.6 Nothing in this Agreement shall oblige either party to divulge any information that it considers it is prevented from divulging by rules, law or regulations including but not limited to the Stock Exchange and for the avoidance of doubt the release in this sub-clause 16.6 shall apply to any requirement in this Agreement to provide information on Major Campaigns where such Major Campaign is predominantly for a purpose relating to the Subscriber’s or its Affiliates’ activities which may be governed by the rules, laws or regulations in question.

17	Public Announcements

The Subscriber shall not make any public announcement concerning this Agreement or its subject matter without the prior written consent of the Proprietor.

18	Miscellaneous

18.1 No variation or amendment of this Agreement shall bind either party unless made in writing in the English language and agreed to in writing by or on behalf of both parties.

18.2 If any provision of this Agreement is held by any court of competent jurisdiction to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the unaffected provisions thereof.

The parties shall, as far as practicable, replace any such void or unenforceable provisions with legal and enforceable provisions which achieve, to the extent possible and permissible by law, the objects of this Agreement.

18.3 The provisions of this Agreement shall supersede any prior agreement or understanding verbal or in writing and shall constitute the entire agreement between the parties hereto with respect to the subject matter herein.

Notices and written statements hereunder shall be sent to the party entitled thereto by facsimile or other quickest mode of communication available with Confirmation by registered post to its address first above written or at such other address as may from time to time be communicated in writing to the other party.

18.4 All disputes arising in any way out of or affecting this Agreement shall be referred to arbitration for settlement in accordance with the Arbitration and Conciliation Act, 1996, as amended from time to time. Arbitration shall take place in Mumbai.

18.5 The construction validity and performance of this Agreement shall be governed by Indian laws and the parties submit to the jurisdiction of the Courts in Mumbai.

This Agreement is executed in two counterparts each of which shall constitute the original.

IN WITNESS WHEREOF the parties hereto have caused these presents to be executed the day and year first above written in the manner hereinafter appearing.

For and on behalf of		For and on behalf of Videsh Sanchar Nigam Limited (proposed to be renamed as Tata Communications Limited)
TATA SONS LIMITED

/s/ Jamshed J. Irani		/s/ Satish Ranade
Doc No. 397
Name:	Dr. J J. Irani	Name:
Title:	Director Tata Sons Limited	Title:

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